UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 30, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING eFUND - WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.  Other Events

Net Asset Value as of November 30, 2020

As of November 30, 2020, our net asset value (“NAV”) per common share is $10.00. This NAV per common share has been updated in connection with our merger (the “Merger”) with Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (“Fundrise eFund”), in which Fundrise eFund is the surviving entity and our shareholders will receive common shares based on an agreed upon exchange ratio (“Exchange Ratio”).

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	November 30, 2020 [1]	June 30, 2020 [1]
ASSETS
Investments, at fair value	$12,363	$20,792
Real estate properties, at fair value	12,363	20,792
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	-	-
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	10,405	4,704
Other assets	795	79
Total Assets	$23,563	$25,575

LIABILITIES
Accounts payable	$445	$356
Due to related party	138	420
Redemptions payable	2,060	-
Total Liabilities	$2,643	$776

NET ASSETS CONSIST OF:
Fundrise For-Sale Housing eFund - Washington DC, LLC Members’ Equity:
Common shares; 2,091,657 and 2,443,118 shares outstanding, net of offering costs on November 30, 2020 and June 30, 2020, respectively	$20,759	$24,414
Retained Earnings (Accumulated deficit)	(468)	(560)
Net adjustments to fair value	629	945
NET ASSETS	$20,920	$24,799
NET ASSET VALUE PER SHARE, 2,091,657 shares and 2,443,118 shares outstanding for the period ended November 30, 2020 and June 30, 2020, respectively [2]	$10.00	$10.15

[1] Estimated Balance Sheets as of November 30, 2020 and June 30, 2020.

[2] The total shares outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to the processing of any redemption requests outstanding as of November 30, 2020 and June 30, 2020, respectively.

On November 30, 2020, the Merger effective date, the Company announced that its NAV per share as of November 30, 2020 is $10.00 per common share. This NAV per common share has been updated in connection with the Merger and our shareholders will receive common shares in Fundrise eFund based on the agreed upon Exchange Ratio.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. In connection with the Merger, our Manager engaged a third-party appraiser to appraise our commercial real estate assets and act as our independent valuation expert in order to accurately determine the estimated values of our real estate assets as of November 30, 2020. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on November 30, 2020 the per share purchase price of our Common Shares will be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each NAV update from December 31, 2018 to November 30, 2020.

Date	NAV Per Share
December 31, 2018	$10.00
June 30, 2019	$10.00
December 31, 2019	$10.00
June 30, 2020	$10.15
November 30, 2020	$10.00

Share Redemption Plan Status

In connection with the Merger, our Manager temporarily waived certain provisions of our redemption plan, effective from October 20, 2020 until consummation of the Merger, to allow our shareholders to redeem their shares (i) without any discount to the per share price for our common shares in effect at the time of the redemption request, and (ii) without any limits on the number of shares that may be redeemed pursuant to a redemption request. Further, in connection with the Merger, we accelerated outstanding redemption requests for shares that were not otherwise eligible for redemption under the terms of our redemption plan. All other provisions of the redemption plan remained unchanged. The waiver to certain provisions of the redemption plan applied to all outstanding redemption requests as of October 20, 2020 and to any redemption request submitted prior to the consummation of the Merger. We temporarily ceased accepting redemption requests on November 15, 2020, and processed all outstanding redemption requests. As of today’s date, there are no outstanding redemption requests.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE For-Sale Housing eFund - Washington DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 30, 2020